2029 Century Park East
Suite 1400N
Los Angeles, CA 90067
Monica J. Shilling, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 310 552 4355	+1 310 552 4200	+1 310 552 5900
monica.shilling@kirkland.com
www.kirkland.com

March 15, 2019

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. John Ganley

Re:     Ares Capital Corporation

Dear Mr. Ganley:

Ares Capital Corporation (the “Fund”) has today filed a registration statement on Form N-2 (the “Registration Statement”).

We look forward to discussing with you any questions you may have regarding the Registration Statement.  Please do not hesitate to call me at 310.552.4355.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:           Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation

Beijing	Boston	Chicago	Dallas	Hong Kong	Houston	London	Munich	New York	Palo Alto	Paris San Francisco	Shanghai	Washington, D.C.